EXHIBIT 21.1
SUBSIDIARIES OF THE REGISTRANT

The following is a list of the subsidiaries of Hudson City Bancorp, Inc.:

Name	State of Incorporation
Hudson City Savings Bank	New Jersey

The following is a list of the subsidiaries of Hudson City Savings Bank:

Name	State of Incorporation
HudCiti Service Corporation	New Jersey

The following is a list of the subsidiaries of HudCiti Service Corporation:

Name	State of Incorporation
Hudson City Preferred Funding Corp.	Delaware